December 23, 2008

Shmuel Arvatz
Chief Financial Officer
Clicksoftware Technologies LTD.
2 Rechavam Ze'evi Street
Givat Shmuel, Israel 54017

       Re: **Clicksoftware Technologies LTD.**
               Form 20-F for the Fiscal Year Ended December 31, 2007
               Filed on April 16, 2008
               File No. 000-30827

Dear Mr. Arvatz:

       We have reviewed your response letter dated December 18, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 12, 2008.

Form 20-F for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 63

1.   We note your response to prior comment 1 where you indicate that the Company classifies revenues from SOP 81-1 contracts amongst products and services by first determining the VSOE of fair value of the service revenue and then classifying the residual portion of the total fee to license revenue. Please explain further how you determine VSOE of fair value for the services that are included in your SOP 81-1 contracts. If the Company uses hourly/daily rates charged for other services in order to establish VSOE for services provided in SOP 81-1 arrangements, then please explain further how you determined that the rates for services that result in significant modification or customization of the software are

similar to the rates that would be charged when the services do not result in significant modification or customization of the software. That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

Note 2. Significant Accounting Policies

Revenue Recognition, page 67

2.   We note from your response to prior comment 2 that VSOE for PCS is based on the renewal rate stated in the contract. Please tell us how you considered disclosing this methodology in your revenue recognition footnote, as it appears that you are applying paragraph 57 of SOP 97-2 rather than paragraph 10 (i.e. separate sales). Please provide us with the typical rate charged for both your silver and gold coverage and tell us how the Company considers such rates to be substantive. Also, tell us the percentage of your customers that actually renew at such rates.

3.   Additionally, please tell us the volume and range of standalone sales used to establish VSOE for both training and consulting services.

4.   We note your response to our prior comment 3 where you indicate that the Company's payment terms are between 30 and 120 days and you do not grant extended payment terms beyond 120 days. In future filings, please revise your current disclosure, which states that the Company "may also negotiate longer payment plans", to indicate that payment terms do not exceed 120 days.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief